NYSE AMEX LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

February 13, 2012

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Banks.com, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-33074

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company whose common stock sells for a substantial period of time at a low price per share and who fails to effect a reverse split of such shares within a reasonable amount of time after being notified that the Exchange deems such actions to be appropriate.

2.

The Common Stock (“Common Stock”) of Banks.com, Inc. (the “Company” or “BNX”) does not qualify for continued listing for the following reasons.

(a)

The Company maintained a low selling price in violation of the Exchange’s continued listing standards, and failed to cure this low selling price within the maximum allowable eighteen month period which was afforded, in aggregate, to the Company.

(b)

To date, the Company has failed to achieve an acceptable selling price through organic measures and/or effect a reverse stock split to increase its selling price.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On October 10, 2008 the Exchange cited the Company for a financial impairment deficiency and warned that its common stock was selling at an average price of $0.29 per share during the previous six month period.  The staff of NYSE Amex LLC (“Staff”) informed BNX at that time that a reverse stock split was necessary to address its low selling price.

(b)

By August 11, 2009, the Company regained compliance with its financial impairment deficiency, but had not taken any action to address its low selling price.  Its Common Stock had then declined in price to $0.16 per share.  By letter dated September 16, 2009, the Exchange cited BNX for a low selling price pursuant to Section 1003(f)(v) of the Company Guide.  The Company was given a six month plan period, until March 16 2010, to remedy its price deficiency.

(c)

By April 6, 2010, BNX’s Common Stock was trading at a price of $0.42 per share, closing above $0.40 per share in each trading day since March 1, 2010.  Based on this price improvement, Staff determined that the Company should be given an additional six months to demonstrate price stability and fully cure its low selling price deficiency.  By letter dated April 14, 2010, the Exchange notified BNX that it would now have until October 14, 2010 to regain compliance with Section 1003(f)(v) of the Company Guide.

(d)

During the subsequent six months, BNX achieved an average closing price of $0.41 per share, having reached a high of $0.68 per share on April 23, 2010.  Due to this continued demonstration of relative price stability, Staff determined that BNX had cured its price deficiency and notified the Company of that fact by letter dated October 6, 2010, thirteen months from the citation date.

(e)

During the thirty trading days ended June 17, 2011, BNX Common Stock traded at an average selling price of $0.13 per share.  As such, Staff determined that the Company was again below compliance with Section 1003(f)(v) of the Company Guide in that it has failed to maintain an appropriate selling price.  Pursuant to Section 1009(b) of the Company Guide, the Exchange has the ability to grant a deficient company a maximum of eighteen months to regain compliance with Exchange continued listing standards.  According to Section 1009(h) of the Company Guide, should a company fall below compliance more than once during a twelve month period, Staff will examine the relationship between each instance of non-compliance and may grant the company a truncated period to remedy its deficiency, or immediately initial delisting proceedings.  Due to the fact that BNX was previously afforded an aggregate of thirteen months to remedy a previous low selling price deficiency, Staff determined that BNX could only be afforded an additional five months, until November 18, 2011, to regain compliance and notified the Company of that fact by letter dated June 20, 2011.

(f)

As of November 18, 2011, BNX had not taken measures sufficient to cure its low selling price as stipulated in the June 20, 2011 deficiency letter as its stock closed at $0.04 per share.

(g)

By letter dated November 21, 2011, the Exchange notified the Company of its intention to initiate delisting proceedings (the “Staff Determination”).  BNX was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by November 28, 2011.

(h)

In a letter to the Exchange on November 28, 2011, BNX requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.

(i)

On January 19, 2012, a hearing, at which the Company’s representatives were present, was conducted before the Panel.  By letter dated January 23, 2011, the Exchange notified BNX of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on NYSE Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities (the “Committee”) review the Panel’s decision within fifteen days.

(j)

The Company did not appeal the Panel’s decision to the Committee within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Daniel O’Donnell, Chief Executive Officer of Banks.com, Inc.

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Amex LLC